1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800 TSXTRUST.COM May 12, 2022 RE: Lightspeed Commerce Inc. Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual & Special Meeting of Shareholders, Virtual-only: Date of meeting: August 4, 2022 Record date for notice: June 6, 2022 Record date for voting: June 6, 2022 Beneficial ownership determination date: June 6, 2022 Securities entitled to notice: Subordinate Voting Shares Securities entitled to vote: Subordinate Voting Shares Issuer mailing directly to non-objecting beneficial owners: No Issuer will pay for objecting beneficial owner material distribution: Yes Issuer using notice-and-access for registered investors: Yes Issuer using notice-and-access for non-registered investors: Yes Notice-and-access stratification criteria: No Sincerely, Trust Central Services TSX TRUST COMPANY • Nova Scotia Securities Commission • Securities Commission of Newfoundland and Labrador • Alberta Securities Commission • Saskatchewan Financial and Consumer Affairs Authority • Manitoba Securities Commission • New Brunswick Financial and Consumer Services Commission • Ontario Securities Commission • British Columbia Securities Commission • Superintendent of Securities, Prince Edward Island • Autorité des marchés financiers • Superintendent of Securities, Northwest Territories • Superintendent of Securities, Yukon Territory • Superintendent of Securities, Nunavut